United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
THE COCA-COLA COMPANY

2.	Name of person relying on exemption:
WINTERGREEN ADVISERS, LLC

3.	Address of person relying on exemption:
333 Route 46 West, Suite 204 Mountain Lakes, NJ 07046

4.	Written materials:
Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1).

April 22, 2014

Dear Fellow Coca-Cola Shareholders:

Since we made public our first letters to the Coca-Cola Board of Directors and Warren Buffett on March 21, we have been fortunate to receive expressions of support from many shareholders, both large and small, who share our concerns about Coca-Cola’s proposed equity plan. Several large institutional investors have publicly announced their opposition to the proposed equity plan, and we are hopeful that even more will come forward.

Wintergreen Advisers, LLC, like other institutional investors, fund managers and financial advisers, has a fiduciary duty to its clients to act in their interests when voting on proxy matters. We all rely on a public company's proxy materials to present important information “in a clear and easy to read manner” and expect a “plain English explanation of how boards arrive at pay decisions.”1

Wintergreen believes Coca-Cola’s 2014 annual proxy statement fails to meet these standards with regard to the description of the proposed equity plan. We hope all fiduciaries will consider this letter and the attachment “Nine Points to Consider Before Voting on Coca-Cola’s Proposed 2014 Equity Plan” in light of the material Coca-Cola has provided and ask themselves whether Coca-Cola has been forthcoming about the implications of the proposed equity plan.

Like many other institutions, Wintergreen reports its proxy voting record each year and gives careful consideration to every vote we cast on behalf of our clients. We simply could not justify a vote in favor of Coca-Cola's proposed equity plan once we understood its potential impact on our clients’ investment.

We concluded that Coca-Cola was proposing a very bad plan. It is bad for Coca-Cola, the vast majority of Coca-Cola employees and above all, it is bad for shareholders.

Recently, Coca-Cola issued a statement that the proposed equity plan is "closely in line with past plans approved by the Board and the shareowners,”2 but we believe it is abundantly clear that this is simply not true. The proposed equity plan is potentially highly dilutive and destructive to long-term shareholder value. We do not believe it is in shareholders’ best interests to have their investment diluted so that the top 5% of Coca-Cola’s most highly compensated employees can be gifted with equity to this extent, above and beyond their cash compensation and other benefits.

We are long-term investors and we want management to be well-rewarded if they do a great job for shareholders, but under the proposed plan the division of value tilts too far in favor of Coca-Cola’s management at the expense of shareholders. By increasing stock-option awards, shortening the award period and including lower performance hurdles, we believe the plan could lead to outsized rewards for management and increased dilution for shareholders. This is not in the best interest of Coca-Cola or its shareholders.

__________________
1 “Message and Q&A from our Chairman and CEO,” 2014 Coca-Cola proxy statement, page 5.
2 Coca-Cola press release, March 28, 2014.

We look forward to the results of the balloting on the proposed equity plan and believe the final vote will show that there are many investors who share our concerns.

If there is significant opposition to the proposed equity plan, we believe the Coca-Cola board should consider whether it has a sufficient mandate from shareholders to fully implement the plan. Should the board proceed with the plan, we will be watching closely to see whether it is executed in a manner that serves shareholders’ interests and will continue to communicate our concerns.

Sincerely,

David J. Winters, CEO
Wintergreen Advisers, LLC.
973-263-4500

Nine Points to Consider Before Voting on Coca-Cola’s 2014 Equity Plan

Wintergreen Advisers urges all shareholders to carefully consider the following items as they prepare vote on the plan.

1. Coca-Cola’s proposed plan, unlike previous plans, allows an individual to receive more than 5% of the awards available under the plan.3

2. The proposed plan permits the Compensation Committee to award "bonus shares" that are “not subject to any restrictions or conditions.4

3. The proposed plan includes 27 criteria that can potentially be used by the board to justify equity awards, many of which are not subject to any disclosed standard of success.5 In recent measurement periods, the hurdle rate that must be met to receive shares and options has been lowered. While the hurdle rate has been raised for the current measurement period, it is below what was required in previous periods.6

4. The proposed plan allows Coca-Cola's Compensation Committee to “exclude” and “adjust” certain items from the evaluation of management performance.7 In football terms, this allows the Compensation Committee to move the goal posts closer once the ball is in the air.

5. The proposed plan, when combined with previous plans, could dilute shareholders by up to 16.6%.8

6. The proposed plan, as envisioned by Coca-Cola, will result in the issuance of up to 340,000,000 shares and options.9 This represents a 21% increase in potential awards compared to the previous plan.10

7. The proposed plan allows the Compensation Committee to issue these 340,000,000 shares and options over four years.11 This time period is more than 33% shorter than the time period under the 2008 plan.12

8. The proposed plan may require Coca-Cola to spend even more on share repurchases than the $1.3 billion it spent in 2013 in order to offset dilution.13 These 2013 buybacks comprised 27% of Coca-Cola’s “robust share repurchase program,”14 a figure that could rise under the proposed plan and divert a significant portion of the company’s cash flow away from more productive and profitable uses.

9. Coca-Cola’s compensation policies get a low rating from a leading proxy advisory firm. Institutional Shareholder Services (ISS) gives Coca-Cola’s compensation policy a score of 8, near the bottom of the ISS scale.15

__________________
 3  2008 Coca-Cola proxy statement, page 87.
 4  The Coca-Cola Company 2014 Equity Plan, page 14, article 13.1.
 5  2014 Coca-Cola proxy statement, pages 87-88.
 6  2014 Coca-Cola proxy statement, page 57.
 7  2014 Coca-Cola proxy statement, page 88.
 8  2014 Coca-Cola proxy statement, page 86; 16.6% calculation excludes Total Award Shares from denominator.
 9  Assumes 60/40 option/full value award split, per 2014 Coca-Cola proxy statement, page 86.
10 2008 Plan allowed 280,000,000 shares , 2-for-1 split adjusted; see 2008 Coca-Cola proxy statement, page 87.
11 2014 Coca-Cola proxy, page 85.
12 2008 Plan made grants from 2009 to 2014 and still has shares available.
13 2014 Coca-Cola proxy, page 86.
14 Coca-Cola press release, March 28 2014.
15 https://link.issgovernance.com/qs/free/31989.

THIS IS NOT A SOLICITATION OF DIRECT OR INDIRECT AUTHORITY TO VOTE YOUR PROXY. PLEASE DO NOT SEND US YOUR PROXY CARD; WINTERGREEN ADVISERS, LLC AND ITS AFFILIATES ARE NOT ABLE TO VOTE YOUR PROXIES AND THIS COMMUNICATION DOES NOT CONTEMPLATE SUCH AN EVENT.

THIS LETTER INCLUDES INFORMATION BASED ON DATA FOUND IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INDEPENDENT INDUSTRY PUBLICATIONS AND OTHER SOURCES. ALTHOUGH WE BELIEVE THAT THE DATA ARE RELIABLE, WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS LETTER. MANY OF THE STATEMENTS IN THIS LETTER REFLECT OUR SUBJECTIVE BELIEF.

THE INFORMATION CONTAINED HEREIN IS NOT AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE, AND DOES NOT PURPORT TO BE AND DOES NOT EXPRESS ANY OPINION AS TO THE PRICE AT WHICH THE SECURITIES OF THE COCA-COLA COMPANY MAY TRADE AT ANY TIME. THE INFORMATION AND OPINIONS PROVIDED HEREIN SHOULD NOT BE TAKEN AS SPECIFIC ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. INVESTORS SHOULD MAKE THEIR OWN DECISIONS REGARDING THE COCA-COLA COMPANY AND ITS PROSPECTS BASED ON SUCH INVESTORS’ OWN REVIEW OF PUBLICLY AVAILABLE INFORMATION AND SHOULD NOT RELY ON THE INFORMATION CONTAINED HEREIN. NEITHER WINTERGREEN ADVISERS, LLC, NOR ANY OF ITS AFFILIATES ACCEPTS ANY LIABILITY WHATSOEVER FOR ANY DIRECT OR CONSEQUENTIAL LOSS HOWSOEVER ARISING, DIRECTLY OR INDIRECTLY, FROM ANY USE OF THE INFORMATION CONTAINED HEREIN.